FIRST AMENDMENT

TO

TO INVESTMENT SUB-ADVISORY AGREEMENT

This First Amendment to the Investment Sub-Advisory Agreement (the “First Amendment”) is entered into as of August 29, 2024, between Mason Street Advisors, LLC (the “Adviser”) and J.P. Morgan Investment Management Inc. (the “Sub-Adviser”).

WHEREAS, Adviser has entered into an Amended and Restated Advisory Agreement dated April 30, 2012, (the “Advisory Agreement”) with Northwestern Mutual Series Fund, Inc. (the “Company”), and Company is authorized to issue shares of the Large Cap Blend Portfolio, a separate series of the Company (the “Portfolio”); and

WHEREAS, Adviser and Sub-Adviser entered into an Investment Sub-Advisory Agreement dated as of July 31, 2023, (the “Agreement”), appointing Sub-Adviser to provide investment advisory services to the Portfolio pursuant to the terms of the Agreement; and

WHEREAS, the parties desire to amend the terms of the Agreement to authorize the Sub-Adviser to share information with its affiliates in order to effect transactions contemplated by the Agreement.

NOW, THEREFORE, in consideration of the mutual premises and covenants contained herein and in the Agreement, it is agreed that, effective as of the date first written above, the Agreement is hereby amended as follows:

1.	A new paragraph 12(g) is added to Section 12 – Cybersecurity; Confidentiality, Use of Names as follows:

“(g) Notwithstanding anything to the contrary set forth in this Section 12 of the Agreement, for the purpose of providing the services contemplated under this Agreement, Adviser authorizes Sub-Adviser to provide information about Adviser and the Portfolio to any Sub-Adviser Affiliate (including its banking affiliates and the Private Banking division of JPMorgan Chase Bank, N.A.) or other third-party and such Sub-Adviser Affiliate’s or third-party’s directors, officers and employee for the purpose of providing the services contemplated under this Agreement, provided, in all cases, that such services arrangement (with a Sub-Adviser Affiliate or any third party) is subject to and complies with the terms and provisions of Section 14 of this Agreement. For the avoidance of doubt, if any unaffiliated third party is utilized for the purpose of providing the services contemplated under this Agreement, Sub-Adviser shall provide thirty (30) days’ prior written notice to the Adviser of the commencement of any non-investment advisory services arrangement.”

2.	Miscellaneous

a.

This First Amendment constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communication and prior writings (except as otherwise provided herein).

b.

Except as modified herein, the terms and conditions of the Agreement, as amended and renewed, remain unchanged and in full force and effect. All capitalized terms not otherwise defined herein shall have the meanings set forth in the Agreement.

c.	No amendment, modification or waiver in respect of the matters contemplated by this First Amendment will be effective unless made in accordance with the terms of the Agreement.

d.	This First Amendment may be executed and delivered in counterparts, each of which will be deemed an original.

e.	The headings used in this First Amendment are for convenience of reference only and are not to affect the construction of or to be taken into consideration in interpreting this First Amendment.

The rest of this page is intentionally left blank, signature page follows.

IN WITNESS WHEREOF, each of the parties has caused this First Amendment to be executed by its duly authorized representative as of the date first written above.

Mason Street Advisors, LLC		J.P. Morgan Investment Management Inc.

By:	/s/ Bonnie L. Tomczak	By:	/s/ Jonathan Petty
Name:	Bonnie L. Tomczak	Name:	Jonathan Petty
Title:	President	Title:	Vice President

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